UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Direct Digital Holdings, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1177 West Loop South, Suite 1310

Houston, Texas 77027

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Direct Digital Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Second Quarter Form 10-Q”) within the prescribed time period without unreasonable effort and expense because, as previously reported in the Company’s Current Report on Form 8-K filed on April 23, 2024, the Company’s previous auditor resigned on April 17, 2024 prior to the filing of its Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”). As previously reported in the Company’s Current Report on Form 8-K filed on June 10, 2024, the Company appointed BDO USA, P.C (“BDO”) as its new independent registered public accounting firm. As the Company has not yet filed its 2023 Form 10-K or its Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “First Quarter Form 10-Q”), and because of the change in the Company’s independent registered public accounting firm, the Company is unable to file its Second Quarter Form 10-Q at this time. The Company is diligently working with BDO to complete the Second Quarter Form 10-Q as soon as possible. We do not anticipate that the Second Quarter Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date of the Company’s Second Quarter Form 10-Q for the aforementioned reasons.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Diana P. Diaz	(832)	402-1051
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Form 10-K for the fiscal year ended December 31, 2023. See Part III above.

Form 10-Q for the period ended March 31, 2024. See Part III above.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the resignation of its previous auditor and the recent appointment of a new independent registered public accounting firm to complete the audit and file the 2023 Form 10-K and the First Quarter Form 10-Q, as described in Part III above, the Company has not completed its procedures to finalize its quarterly financial statements for the quarter ended June 30, 2024 and, as a result, is not able to reasonably estimate the change in results of operations from the corresponding period for the last fiscal year at this time.

Direct Digital Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2024	By:	/s/ DIANA P. DIAZ
Diana P. Diaz, Chief Financial Officer